Filed Pursuant to Rule 424(b)(3)

Prospectus Supplement

Registration No. 333-275154

FIGURE CERTIFICATE COMPANY

SUPPLEMENT DATED JANUARY 20, 2026

TO THE PROSPECTUS DATED JULY 15, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Figure Certificate Company, dated July 15, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we”, “us”, or “our” refer to Figure Certificate Company unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose that Figure Investment Advisors, LLC, the investment adviser to FCC (the “Advisor”), may enter into agreements with certain Certificate investors to rebate all or a portion of the Advisor’s investment advisory fee. Accordingly, the following updates to the Prospectus are effective immediately:

1.	The following subsection is added to the section titled “Risk Factors” on page 6 of the Prospectus:

Advisory Fee Rebates

To the extent permitted by applicable law, the Advisor may, in its sole discretion and without the approval of any other Certificateholder rebate a portion of its advisory fee to certain Certificateholders. Such rebates, if offered, will be determined on a case-by-case basis and may vary among Certificateholders. Factors that may influence the decision to offer a rebate include, but are not limited to, the size of a Certificateholder’s investment, the length of their investment, or other strategic considerations deemed relevant by the Advisor. Any such rebate will be clearly communicated to the affected Certificateholder. Any such rebate will not result in an increase or decrease in the advisory fee charged to FCC. Certificateholders should be aware that receiving a rebate may have tax implications, and they are encouraged to consult with their tax advisor regarding their individual circumstances.